UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EUDA Health Holdings Limited
(Name of Company)

Ordinary Shares, no par value
(Title of Class of Securities)

G3142E105
(CUSIP)

Wei Wen Kelvin Chen Chief Executive Officer c/o 1 Pemimpin Drive #12-07 One Pemimpin Singapore 576151 Tel: +65-6268 6821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G3142E105

1	NAME OF REPORTING PERSON

Meng Dong (James) Tan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

		5,241,725 Ordinary Shares (1) (2)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		5,241,725 Ordinary Shares (1) (2)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,241,725 Ordinary Shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.96% of Class A Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

IN

(1)	Each Ordinary Share is entitled to one vote per share.
(2)	Includes 2,141,250 shares owned by 8i Holdings 2 Pte. Ltd. Mr. Tan is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. and Mr. Tan has sole voting and dispositive power over the shares. The address for 8i 2 Holdings Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.
(3)	The calculations in the table above are based on 20,191,770 Ordinary Shares outstanding as of November 25, 2022.

CUSIP Number: G3142E105

1	NAME OF REPORTING PERSON

8i Holdings 2 Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

		2,141,250 Ordinary Shares (1) (2)
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		2,141,250 Ordinary Shares (1) (2)

	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,141,250 Ordinary Shares (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.60% of Class A Ordinary Shares (3)
14	TYPE OF REPORTING PERSON

CO

(1)	Each Ordinary Share is entitled to one vote per share.
(2)	Mr. Tan is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. and Mr. Tan has sole voting and dispositive power over the shares. The address for 8i 2 Holdings Limited is c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.
(3)	The calculations in the table above are based on 20,191,770 Ordinary Shares outstanding as of November 25, 2022.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Ordinary Shares, no par value of EUDA Health Holdings Limited, a British Virgin Islands exempted company whose principal executive office is located at 1 Pemimpin Drive #12-07, One Pemimpin Singapore 576151.

Item 2.	Identity and Background.

This Schedule 13D is filed by Meng Dong (James) Tan, a Singapore individual, and 8i Holdings 2 Pte Ltd, a Singapore company (“8i”). Mr. Tan is the sole shareholder and director of 8i Holdings 2 Pte. Ltd. and Mr. Tan has sole voting and dispositive power over the shares. Mr. Tan and 8i have a business address of c/o 6 Eu Tong Sen Street #08-13 Singapore 059817.

Both Reporting Person have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Both Reporting Person have not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

The source and amount of funds used in the purchase of securities was:

For the shares directly held by Meng Dong (James) Tan

●	Shares of Common Stock of EUDA Health Limited for the 2,776,000 shares owned and acquired directly in connection with the Business Combination; and

Cash of $2,922,500 for (a) the 292,250 shares owned and acquired directly in a private placement simultaneously with the company’s initial public offering (the “Private Placement”); (b) the 146,125 shares underlying the warrants acquired in the Private Placement; and (c) the 29,225 shares underlying the rights acquired in the Private Placement.

For the shares held by 8i Holdings 2 Pte Ltd:

●	Cash of 21,412,500 for 2,141,250 shares acquired in the company’s initial public offering.

Item 4.	Purpose of Transaction.

Meng Dong (James) Tan acquired (i) 2,776,000 shares as a result of a business combination among the Watermark Developments Limited, a British Virgin Islands business company, the Issuer, and EUDA Health Limited, a British Virgin Islands business company, as disclosed in the Issuer’s proxy statement on Schedule 14A filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 on the SEC on October 13, 2022, as amended (the “Business Combination”); (ii) 292,250 shares in the Private Placement; (iii) 32,225 shares in the company’s initial public offering.

8i Holdings 2 Pte Ltd acquired 2,141,250 shares in the company’s initial public offering.

Except as provided herein, neither of the Reporting Person has any current plans or proposals that would be related to or would result in any of the matters described in Items (a) through (j) of Item 4 of Schedule 13D; provided, however, that as part of his ongoing evaluation of his investment in the Issuer and investment alternatives, each of the Reporting Person may consider such matters in the future and, subject to applicable law or other restrictions, may formulate other purposes, plans or proposals regarding the Issuer or the common stock that may be deemed to be beneficially owned by such Reporting Person, or take any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Company.

(a)	The aggregate number and percentage of shares of the Issuer’s ordinary shares to which this Schedule 13D relates is 5,241,725 ordinary shares. Meng Dong (James) Tan holds the entire 5,241,725 ordinary shares (i.e., 25.96% of the Issuer’s outstanding ordinary shares), and 2,141,250 ordinary shares (i.e., 10.60% of the Issuer’s outstanding ordinary shares) of which is held through 8i Holdings 2 Pte Ltd.

(b)	Meng Dong (James) Tan holds sole power to dispose of 5,241,725 ordinary shares, and 8i Holdings 2 Pte Ltd holds sole power to dispose of 2,141,250 ordinary shares.

(c)	Other than the transaction described herein there has been no other transactions concerning the ordinary shares of the Issuer effected during the past sixty (60) days.

(d)	No other person is known to any of the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 5,241,725 ordinary shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

Meng Dong (James) Tan

/s/ Meng Dong (James) Tan

8i Holdings 2 Pte Ltd

/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Sole Shareholder and Director

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of EUDA Health Holdings Limited dated as of November 25, 2022 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 25, 2022

Meng Dong (James) Tan

/s/ Meng Dong (James) Tan

8i Holdings 2 Pte Ltd

/s/ Meng Dong (James) Tan
Name:	Meng Dong (James) Tan
Title:	Sole Shareholder and Director